----- GOLDEN
      -------- AMERICAN                      PREMIUM CREDIT RIDER
    ---------- LIFE INSURANCE
       ------- COMPANY

Golden American is a stock company domiciled in Delaware.
------------------------------------------------------------------------------

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                       (HEREINAFTER CALLED WE, US AND OUR)

The Contract to which this Rider is attached is hereby modified by the provisions of this Rider. This Rider's provisions control where there is a conflict between this Rider and the Contract.

Where used in this Rider, the term Contract shall mean Certificate when this Rider is attached to a Certificate. This Rider is effective as of the Contract Date unless a different date, the Rider Date, is stated below.

INITIAL CREDIT

A credit will be added to the Accumulation Value for each premium applied to the Contract on, or within 60 days after, the Rider Date, herein called the Initial Credit. The amount of that credit is 2% of premium so applied. Such credit becomes part of the Accumulation Value and is allocated pro rata to the Variable Divisions and Guarantee Periods available under the Contract in the same manner as the amount of the corresponding premium payment is allocated to each Variable Division or Guarantee Period.

RENEWAL CREDIT

On the third Contract Anniversary and each subsequent third Contract Anniversary thereafter (6th, 9th, 12th, etc.), while this Rider remains in effect and the Owner is living, an additional credit will be added to the Contract, subject to the "Renewal and Termination" provision stated below. This Renewal Credit is calculated as a percent of the Accumulation Value on the applicable Contract Anniversary and shall be equal to 2% of the Accumulation Value not impaired by a contract loan. The Renewal Credit shall be allocated pro rata to the Variable Divisions then available under the Contract in the same manner as the Accumulation Value in each available Division bears to the sum of the Accumulation Value in all such Divisions as of the date the Renewal Credit is calculated. If no Accumulation Value is allocated to any available Variable Division at the time the Renewal Credit is calculated, such credit will be allocated to the Specially Designated Division.

No Renewal Credit will be applied after the death of an Owner (first Owner to die when there are Joint Owners) unless a surviving spouse continues the Contract as their own. No Renewal Credit will be applied after the Contract's Maturity Date, or after the Contract's Accumulation Value is applied under an income option.

FORFEITURE OF CREDIT

The amount of the Initial and any subsequent Renewal Credit, but not the earnings thereon, will be forfeited if:

     1. The "Right to Examine" provision is exercised, as stated in the Contract;

     2. The Owner (or Annuitant if the Owner is a non-natural person) dies within 12 months after the credit is applied; provided however, this provision will not impact credits applied prior to the death of the Owner (the first Owner to die, if there are Joint Owners) if the Contract is continued on the life of a surviving spouse; or

     3. The Contract is surrendered or annuity payments begin within 36 months after the credit is applied; provided however, this provision will not impact credits applied more than 12 months prior to the Owner's death if the Contract is continued on the life of a surviving spouse.

Any forfeited amounts will be deducted pro rata from all Divisions or Guarantee Periods.

GA-RA-1096


RIDER CHARGE

The charge for this Rider is equal to a maximum annual rate of [0.60%] of the Contract's Accumulation Value, deducted daily at a rate of [0.001649]%, on a pro rata basis from each Division in the Variable Separate Account. If there is insufficient value in the Separate Account, charges will be deducted from the Guarantee Period nearest maturity. It is assessed for a three-year period following the date any credit (Initial or Renewal) is applied to the Contract's Accumulation Value. Any due and unpaid Rider Charges existing at the time payments begin under an income option will continue to be deducted, or, if a fixed Annuity Income Option is elected, reflected in the payment rates. However, all further charges will be waived for credits applied more than 12 months prior to the Owner's death at the time payments begin under a Contract continued on the life of a surviving spouse.

RENEWAL AND TERMINATION

This Rider will continue and Renewal Credits will be applied automatically as provided above unless we or the Owner elect otherwise.

If the payment of Renewal Credits is discontinued by us, such discontinuation will be effective at the next third Contract Anniversary. We will notify the Owner within 60 days prior to each third Contract Anniversary of our intent in this regard. Should the Owner elect not to continue to receive a Renewal Credit, notification must be received by us within 30 days prior to the Contract Anniversary on which such Renewal Credit is due. If so discontinued by either us or the Owner, the payment of Renewal Credits may be reinstated by notice to us within 30 days prior to next being offered. If the payment of Renewal Credits is discontinued, no additional Rider Charges will be deducted unless or until the payment of credits is reinstated. We may also offer Renewal Credits under other terms or conditions, subject to regulatory approval.

Rider Date ____________________-
(If other than Contract Date)






Signed:       /S/   Chris Schreier

GA-RA-1096                             2